Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime APPOINTS NEW NON-EXECUTIVE DIRECTOR

Athens, Greece, Sept 19, 2016 - Globus Maritime Limited (“Globus” or the “Company”) (NASDAQ: GLBS), a dry bulk shipping company, announced today that its Board of Directors has appointed Mr. Dimitrios Stratikopoulos to the Board of Directors as an independent Class I, non-executive director effective September 7, 2016. Additionally and on the same day, Mr. Stratikopoulos has also been appointed to the Company’s Audit, Remuneration and Nomination Committees.

About Dimitrios Stratikopoulos: Dimitrios Stratikopoulos has twenty years of experience in the banking sector. During his career he has held executive positions at various banks abroad mainly focusing on M&A projects. From 2003 to 2012, he served as a Director and Managing Director of Deutsche Bank AG in London. Prior to this, Dimitrios held the position of Vice-President of the European M&A department at Merrill Lynch Intl in London from 1997-2003 and is the Managing Partner of Domus Capital Advisors since 2012.

Athanasios Feidakis, the Company’s Chief Executive Officer stated: “We are very pleased to welcome Dimitrios as our new Class I, Non Executive Director. We believe that both his extensive background in finance coupled with his well rounded banking experience constitute a great asset for our Company and our Board of Directors will only benefit from his advice and expertise.”

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’s subsidiaries own and operate five vessels with a total carrying capacity of 300,571 DWT and a weighted average age of 8.5 years as of September 15, 2016.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it files from time to time with the Securities and Exchange Commission.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr